ALAMOS GOLD INC.

Financial Statements
(in United States dollars, unless otherwise stated)
For the Three Months ended March 31, 2024 and 2023

Q1 2024 FINANCIAL REPORT
ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited - stated in millions of United States dollars)

	March 31, 2024	December 31, 2023
ASSETS
Current Assets
Cash and cash equivalents	$240.2	$224.8
Equity securities	16.3	13.0
Amounts receivable (note 3)	39.5	53.4
Inventory (note 4)	252.4	271.2
Other current assets	20.0	23.6
Total Current Assets	568.4	586.0

Non-Current Assets
Mineral property, plant and equipment (note 5)	3,384.1	3,360.1
Deferred income taxes	13.4	9.0
Other non-current assets (note 6)	45.6	46.1
Total Assets	$4,011.5	$4,001.2

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities (note 7)	$179.3	$195.0
Income taxes payable	14.0	40.3
Decommissioning liabilities	10.4	12.6
Total Current Liabilities	203.7	247.9

Non-Current Liabilities
Deferred income taxes	723.8	703.6
Decommissioning liabilities	125.8	124.2
Other non-current liabilities	2.0	2.0
Total Liabilities	1,055.3	1,077.7

EQUITY
Share capital (note 8)	$3,739.8	$3,738.6
Contributed surplus	87.0	88.6
Accumulated other comprehensive loss	(28.2)	(26.9)
Deficit	(842.4)	(876.8)
Total Equity	2,956.2	2,923.5
Total Liabilities and Equity	$4,011.5	$4,001.2
Commitments (notes 5, 14); Subsequent events (notes 5, 14)
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

2	Alamos Gold Inc.

Q1 2024 FINANCIAL REPORT
ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Comprehensive Income
For the Three Months Ended March 31, 2024 and 2023
(Unaudited - stated in millions of United States dollars, except share and per share amounts)

	March 31, 2024	March 31, 2023
OPERATING REVENUES	$277.6	$251.5

COST OF SALES
Mining and processing	121.0	106.4
Royalties (note 5)	2.6	2.5
Amortization	50.0	46.3
	173.6	155.2
EXPENSES
Exploration	4.8	3.5
Corporate and administrative	7.9	6.7
Share-based compensation	9.9	11.1
	196.2	176.5
EARNINGS FROM OPERATIONS	81.4	75.0

OTHER EXPENSES
Finance expense	(0.1)	(1.4)
Foreign exchange loss	(0.9)	(0.1)
Other loss (note 9)	(4.8)	(1.3)
EARNINGS BEFORE INCOME TAXES	$75.6	$72.2

INCOME TAXES
Current income tax expense	(17.0)	(23.4)
Deferred income tax expense	(16.5)	(0.4)
NET EARNINGS	$42.1	$48.4

Items that may be subsequently reclassified to net earnings:
Net change in fair value of currency hedging instruments, net of taxes	(3.9)	4.3
Net change in fair value of fuel hedging instruments, net of taxes	0.1	(0.2)
Items that will not be reclassified to net earnings:
Unrealized gain on equity securities, net of taxes	2.5	1.2
Total other comprehensive (loss) income	($1.3)	$5.3
COMPREHENSIVE INCOME	$40.8	$53.7

EARNINGS PER SHARE (note 10)
– basic	$0.11	$0.12
– diluted	$0.11	$0.12
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

3	Alamos Gold Inc.

Q1 2024 FINANCIAL REPORT
ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Changes in Equity
For the Three Months Ended March 31, 2024 and 2023
(Unaudited - stated in millions of United States dollars)

	March 31, 2024	March 31, 2023
SHARE CAPITAL (note 8)
Balance, beginning of the year	$3,738.6	$3,703.8
Issuance of shares related to share-based compensation	0.2	3.6
Issuance of shares related to dividend reinvestment plan ("DRIP")	1.1	0.6
Issuance of shares related to employee share purchase plan ("ESPP")	1.6	1.3
Transfer from contributed surplus of share-based compensation redeemed	0.1	1.6
Cancellation of unexchanged post-amalgamation shares	(2.1)	—
Exercise of warrants	0.3	—
Balance, end of period	$3,739.8	$3,710.9

CONTRIBUTED SURPLUS
Balance, beginning of the year	$88.6	$90.7
Share-based compensation	1.5	1.7
Transfer to share capital of share-based compensation redeemed	(0.1)	(1.6)
Distribution of share-based compensation	(3.0)	(3.1)
Balance, end of period	$87.0	$87.7

ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME
Balance, beginning of the year on currency hedging instruments	$6.4	($1.9)
Net change in fair value of currency hedging instruments, net of taxes	(3.9)	4.3
	$2.5	$2.4

Balance, beginning of the year on fuel hedging instruments	(0.1)	0.1
Net change in fair value of fuel hedging instruments, net of taxes	0.1	(0.2)
	$—	($0.1)

Balance, beginning of the year on equity securities	($33.2)	($23.0)
Unrealized gain on equity securities, net of taxes	2.5	1.2
	($30.7)	($21.8)
Balance, end of period	($28.2)	($19.5)

DEFICIT
Balance, beginning of the year	($876.8)	($1,048.6)
Dividends (note 8(d))	(9.8)	(9.8)
Cancellation of unexchanged shares (note 8)	2.1	—
Net earnings	42.1	48.4
Balance, end of period	($842.4)	($1,010.0)

TOTAL EQUITY	$2,956.2	$2,769.1
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

4	Alamos Gold Inc.

Q1 2024 FINANCIAL REPORT
ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Cash Flows
For the Three Months Ended March 31, 2024 and 2023
(Unaudited - stated in millions of United States dollars)

	March 31, 2024	March 31, 2023
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net earnings	$42.1	$48.4
Adjustments for items not involving cash:
Amortization	50.0	46.3
Foreign exchange loss	0.9	0.1
Current income tax expense	17.0	23.4
Deferred income tax expense	16.5	0.4
Share-based compensation	9.9	11.1
Finance expense	0.1	1.4
Other (note 11)	(1.6)	(3.9)
Changes in working capital and taxes paid (note 11)	(26.0)	(32.9)
	108.9	94.3
INVESTING ACTIVITIES
Mineral property, plant and equipment	(84.5)	(83.8)
Investment in equity securities	—	(1.0)
	(84.5)	(84.8)
FINANCING ACTIVITIES
Dividends paid	(8.7)	(9.2)
Credit facility interest and transaction fees	(0.9)	—
Proceeds from the exercise of options and warrants	0.5	3.6
	(9.1)	(5.6)
Effect of exchange rates on cash and cash equivalents	0.1	0.1
Net increase in cash and cash equivalents	15.4	4.0
Cash and cash equivalents - beginning of period	224.8	129.8
CASH AND CASH EQUIVALENTS - END OF PERIOD	$240.2	$133.8
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

5	Alamos Gold Inc.

Q1 2024 FINANCIAL REPORT
ALAMOS GOLD INC.
Notes to Condensed Interim Consolidated Financial Statements
March 31, 2024 and 2023
(Unaudited - in United States dollars, unless otherwise indicated, tables stated in millions of United States dollars)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS
Alamos Gold Inc. ("Alamos"), a company incorporated under the Business Corporation Act (Ontario), and its wholly-owned subsidiaries (collectively the “Company”), is a publicly traded company with common shares listed on the Toronto Stock Exchange (TSX:AGI) and the New York Stock Exchange (NYSE: AGI). The Company's registered office is located at 181 Bay Street, Suite 3910, Toronto, Ontario, M5J 2T3.
Alamos is a Canadian-based intermediate gold producer engaged in the acquisition, exploration, development and extraction of precious metals, with diversified North American production from the Young-Davidson and the Island Gold mines in Northern Ontario, Canada and the Mulatos District in Sonora State, Mexico. Additionally, Alamos has several development projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada.

2.	BASIS OF PREPARATION
Statement of Compliance
These condensed interim consolidated financial statements are prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These statements were prepared using the same accounting policies and methods of computation as the Company’s consolidated financial statements for the year ended December 31, 2023.
The Company's interim results are not necessarily indicative of its results for a full year. All amounts are expressed in US dollars, unless otherwise noted. References to CAD $ represent Canadian dollars.
These condensed interim consolidated financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2023, prepared in accordance with IFRS as issued by the IASB.
The Company adopted the following accounting standards and amendments to accounting standards, effective January 1, 2024:
On January 23, 2020, the IASB issued amendments to IAS 1 Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state that:
•settlement of a liability includes transferring a company’s own equity instruments to the counterparty, and
•when classifying liabilities as current or non-current a company can ignore only those conversion options that are recognized as equity
The amendments have been adopted by the Company, however the amendments did not result in any changes to the financial statements.
The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on April 24, 2024.

6	Alamos Gold Inc.

Q1 2024 FINANCIAL REPORT

3.	AMOUNTS RECEIVABLE

	March 31, 2024	December 31, 2023
Sales tax receivables
Canada	$13.3	$12.2
Mexico	20.2	35.0
Other	0.7	0.7
Other receivables	5.3	5.5
	$39.5	$53.4

4.	INVENTORY

	March 31, 2024	December 31, 2023
In-process precious metals	$174.2	$195.3
Ore in stockpiles	2.1	2.8
Dore, and refined precious metals	10.6	7.9
Materials and supplies	65.5	65.2
	$252.4	$271.2
The amount of inventories recognized in mining and processing costs for the three months ended March 31, 2024 was $121.0 (three months ended March 31, 2023 - $110.4 million). The amount of inventories recognized in amortization costs for the three months ended March 31, 2024 was $50.0 million (three months ended March 31, 2023 - $46.3 million).

7	Alamos Gold Inc.

Q1 2024 FINANCIAL REPORT

5.	MINERAL PROPERTY, PLANT AND EQUIPMENT

	Plant and equipment	Mineral Property	Exploration and evaluation	Total
Cost
At December 31, 2022	$1,788.4	$3,070.0	$251.8	$5,110.2
Additions	51.5	284.2	32.2	367.9
Acquisition of Manitou Gold Inc.(i)	—	—	20.0	20.0
Transfers	4.0	(4.0)	—	—
Revisions to decommissioning liabilities	—	8.6	—	8.6
Disposals	(35.5)	(1.3)	(1.4)	(38.2)
At December 31, 2023	$1,808.4	$3,357.5	$302.6	$5,468.5
Additions	13.4	52.9	8.1	74.4
Disposals	(3.4)	—	—	(3.4)
At March 31, 2024	$1,818.4	$3,410.4	$310.7	$5,539.5

Accumulated amortization and impairment expense
At December 31, 2022	$807.9	$1,043.6	$84.9	$1,936.4
Amortization	106.6	101.0	—	207.6
Disposals	(34.3)	(1.3)	—	(35.6)
At December 31, 2023	$880.2	$1,143.3	$84.9	$2,108.4
Amortization	28.0	20.9	—	48.9
Disposals	(1.9)	—	—	(1.9)
At March 31, 2024	$906.3	$1,164.2	$84.9	$2,155.4

Net carrying value
At December 31, 2023	$928.2	$2,214.2	$217.7	$3,360.1
At March 31, 2024	$912.1	$2,246.2	$225.8	$3,384.1

The net carrying values and capital additions by segment (note 12) are as follows:

	March 31, 2024		December 31, 2023
	Mineral Property, Plant and Equipment	Capital additions for the three months ended[1]	Mineral Property, Plant and Equipment	Capital additions for the year ended[1]
Young-Davidson	$1,495.6	$12.6	$1,500.3	$73.5
Island Gold	1,438.8	51.7	1,397.7	243.4
Mulatos	273.9	3.6	293.0	29.9
Corporate and other[2]	175.8	6.5	169.1	21.1
	$3,384.1	$74.4	$3,360.1	$367.9
1.Segment capital additions are presented on an accrual basis. Mineral property, plant and equipment in the consolidated statements of cash flows are presented on a cash expenditure basis.
2.Corporate and other consists of corporate balances and exploration and development projects.

8	Alamos Gold Inc.

Q1 2024 FINANCIAL REPORT
(i) Acquisition of Manitou Gold Inc. ("Manitou")
On May 23, 2023, the Company acquired all the issued and outstanding common shares of Manitou not previously owned by the Company, by way of a plan of arrangement (the "Arrangement"). Under the terms of the Arrangement, Manitou shareholders received 0.0035251 of an Alamos share for each Manitou share held. Prior to the closing of the Arrangement, the Company owned 65,211,077 Manitou shares, which represented approximately 19% of Manitou's basic common shares outstanding. Total consideration for the acquisition was $16.7 million, including transaction costs of $0.2 million. The Manitou mineral property has been recognized as part of the Island Gold reportable operating segment (note 12).
(ii) Royalties
The Company is obliged to make certain royalty payments on its mineral properties. The following table includes the significant royalties payable by the Company:

Location	Royalties payable
Mulatos	0.5% Extraordinary Mining Duty due to the Mexican government
Young-Davidson	1.5% net smelter royalty
Island Gold	2-3% net smelter royalties, dependent on claim
(iii) Other
The carrying value of construction in progress at March 31, 2024 was $330.3 million (December 31, 2023 - $299.0 million).
As of March 31, 2024, the Company has $98.5 million in committed capital purchases (December 31, 2023 - $120.2 million).
(iv) Acquisition of Orford Mining Corporation ("Orford")
On April 3, 2024, the Company acquired all the issued and outstanding common shares of Orford not previously owned by the Company, by way of a plan of arrangement (the "Orford Arrangement"). Under the terms of the Orford Arrangement, Orford shareholders received 0.005588 of an Alamos share for each Orford share held, with a total of 908,689 Alamos shares issued as consideration.

6.	OTHER NON-CURRENT ASSETS

	March 31, 2024	December 31, 2023
Investment tax credits (i)	$28.5	$29.1
Esperanza Milestone Payments (ii)	5.7	5.7
Other	11.4	11.3
	$45.6	$46.1
(i) Investment Tax Credits
The Investment Tax Credits relate to Canadian exploration expenses incurred while determining the existence, location, extent or quality of mineral resources in Canada. The amount recognized relates to expenses incurred at the Young-Davidson mine, and will be utilized when the mine becomes cash tax payable.
(i) Esperanza Milestone Payments
The Esperanza Milestone Payments ("Milestone Payments") resulted from the sale of the Esperanza project to Zacatecas Silver Corp. on April 12, 2022. The fair value of the Milestone Payments is recalculated at each reporting date, based on management's estimate of the timing and probability (note 13).

9	Alamos Gold Inc.

Q1 2024 FINANCIAL REPORT

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2024	December 31, 2023
Trade accounts payable and accrued liabilities	$145.8	$167.8
Royalties payable	2.6	2.7
Derivative liabilities (note 13)	2.4	1.0
Share-based compensation liability	27.9	22.7
Other	0.6	0.8
	$179.3	$195.0

8.	SHARE CAPITAL
a)    Authorized share capital of the Company consists of an unlimited number of fully paid Class A common shares (Common Shares) without par value.

	Number of Shares	Amount
Outstanding at December 31, 2022	393,806,489	$3,703.8
Shares issued through:
Share-based compensation plans	1,425,024	12.3
Manitou acquisition (note 5)	1,045,593	13.4
DRIP (ii)	353,084	4.1
ESPP (iii)	469,566	5.6
Exercise of warrants	60,983	0.9
Cancellation of unexchanged shares	(203,755)	(1.5)
Outstanding at December 31, 2023	396,956,984	$3,738.6
Shares issued through:
Share-based compensation plans	30,000	0.3
DRIP (ii)	90,260	1.1
ESPP (iii)	117,234	1.6
Exercise of warrants	21,151	0.3
Cancellation of unexchanged shares	(220,745)	(2.1)
Outstanding at March 31, 2024	396,994,884	$3,739.8

(i) Normal Course Issuer Bid
In December 2023, the Company renewed its Normal Course Issuer Bid ("NCIB") permitting the purchase for cancellation up to 34,485,405 Common Shares, representing 10% of the Company’s public float. The Company may purchase Common Shares under the NCIB up to December 23, 2024. For the three months ended March 31, 2024, the Company did not purchase any Common Shares (three months ended March 31, 2023 - nil).
(ii) DRIP
The Company allows existing shareholders to participate in a DRIP. This provides shareholders the option of increasing their investment in the Company by electing to receive common shares in place of cash dividends. The Company has the discretion to elect to issue such common shares at up to a 5% discount to the prevailing market price from treasury, or purchase the common shares on the open market. For the three months ended March 31, 2024, the Company issued 90,260 shares pursuant to the DRIP, valued at $1.1 million (three months ended March 31, 2023, issued 53,287 shares, valued at $0.6 million).

(iii) ESPP

The Company has an ESPP which enables employees to purchase Class A common shares through payroll deduction. At the option of the Company, the common shares can be issued from treasury based on the volume weighted average closing price of

10	Alamos Gold Inc.

Q1 2024 FINANCIAL REPORT
the last five days prior to the end of the month or the shares may be purchased for plan participants in the open market. During the three months ended March 31, 2024, the Company issued 117,234 shares from treasury pursuant to the Employee Share Purchase Plan (three months ended March 31, 2023 - 126,169 shares).
(b) Stock options
The following is a continuity of the changes in the number of stock options outstanding:

	Number	Weighted average exercise price (CAD$)
Outstanding at December 31, 2022	3,924,851	$8.32
Granted	481,449	14.10
Exercised	(1,424,916)	8.01
Forfeited	(215,007)	10.40
Outstanding at December 31, 2023	2,766,377	$9.32
Granted	465,735	15.98
Exercised	(30,000)	9.34
Outstanding at March 31, 2024	3,202,112	$10.29
During the three months ended March 31, 2024, the weighted average share price at the date of exercise for stock options exercised was CAD $18.66 (for the three months ended March 31, 2023, the average share price when options were exercised was CAD $14.99 per share).
Stock options granted
During the three months ended March 31, 2024, the Company granted 465,735 stock options (three months ended March 31, 2023 - 472,033). The following table presents the weighted average fair value assumptions used in the Black-Scholes valuation:

For options granted for the three months ended:	March 31, 2024	March 31, 2023
Weighted average share price at grant date (CAD$)	15.98	14.05
Average risk-free rate	3.77%	3.86%
Average expected dividend yield	0.78%	0.96%
Average expected stock price volatility (based on historical volatility)	40%	48%
Average expected life of option (months)	42	42
Weighted average per share fair value of stock options granted (CAD$)	5.08	5.03
Stock options outstanding and exercisable as at March 31, 2024:

	Outstanding			Exercisable
Range of exercise prices (CAD$)	Number of options	Weighted average exercise price (CAD$)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price (CAD$)

$6.01 - $7.00	567,111	6.57	1.5	567,111	6.57
$7.01 - $8.00	396,373	7.63	2.8	396,373	7.63
$8.01 - $9.00	15,571	8.63	2.9	15,571	8.63
$9.01 - $11.00	1,325,873	9.47	4.3	1,143,971	9.44
$11.01 - $17.77	897,184	15.08	6.5	140,674	14.05
	3,202,112	$10.29	4.2	2,263,700	$8.68

11	Alamos Gold Inc.

Q1 2024 FINANCIAL REPORT
(c)    Other employee long-term incentives
The following is a continuity of the changes in the number of other long-term incentives ("LTI"):

	Restricted share units ("RSU")	Deferred share units ("DSU")	Performance share units ("PSU")
Outstanding units, December 31, 2022	2,134,549	1,054,606	1,350,425
Granted	747,993	112,653	369,589
Forfeited	(383,686)	—	(134,563)
Settled	(587,118)	(154,025)	(426,163)
Outstanding units, December 31, 2023	1,911,738	1,013,234	1,159,288
Granted	656,170	80,058	339,923
Forfeited/expired	(29,322)	—	—
Settled	(7,634)	—	(412,713)
Outstanding units, March 31, 2024	2,530,952	1,093,292	1,086,498
The settlement of LTI is either in cash or equity depending on the feature of the specific LTI plan. The settlement of DSUs are in cash, PSUs are equity or cash settled at the Company's discretion, and certain RSUs are cash settled with the remaining settled in cash or equity at the Company's discretion, depending on the year of grant.
PSUs and RSUs granted to non-executives vest on the third anniversary from the date of grant. RSUs granted to executives vest in three equal tranches commencing on the first anniversary of the grant date. Mandatory or elective DSUs vest immediately and the Board of Directors determines the vesting schedule for discretionary DSUs at the time of grant.
The weighted average grant date fair value of the RSUs, DSUs and PSUs granted during the three months ended March 31, 2024 was $15.98, $16.05, and $15.98, respectively (three months ended March 31, 2023 - $14.05, $14.03 and $14.05, respectively).
d) Dividends
During the three months ended March 31, 2024, the Company declared dividends totaling $9.8 million, of which $8.7 million were paid in cash (three months ended March 31, 2023 - $9.2 million). The remaining $1.1 million were issued in the form of common shares pursuant to the Company's DRIP ( three months ended March 31, 2023 - $0.6 million in shares) (note 9ii).

9.	OTHER LOSS

	For three months ended
	March 31, 2024	March 31, 2023
Unrealized loss on non-hedged derivatives	($1.5)	($1.7)
Turkish Projects care and maintenance and arbitration costs	(1.4)	(0.7)
Fair value adjustment on Milestone payments (note 6)	—	0.6
Loss on disposal of assets	(1.5)	—
Other	(0.4)	0.5
	($4.8)	($1.3)

12	Alamos Gold Inc.

Q1 2024 FINANCIAL REPORT

10.	EARNINGS PER SHARE

	For three months ended
	March 31, 2024	March 31, 2023
Net earnings	$42.1	$48.4
Weighted average number of common shares outstanding (in thousands)	396,817	393,960
Basic earnings per share	$0.11	$0.12

Dilutive effect of potential common share equivalents (in thousands)	2,568	2,994

Diluted weighted average number of common shares outstanding (in thousands)	399,385	396,954
Diluted earnings per share	$0.11	$0.12

The following table lists the share units excluded from the computation of diluted earnings per share. The instruments were excluded as they have an anti-dilutive effect on diluted earnings per share. The exercise price relating to the particular security exceeded the average market price of the Company's common shares of CAD $17.12 for the three months ended March 31, 2024 (CAD $14.67 for the three months ended March 31, 2023) or the inclusion of the equity securities had an anti-dilutive effect on net earnings.

Share units excluded from calculation of diluted earnings per share for the three months ended:
(thousands)	March 31, 2024	March 31, 2023
Stock options	4	—

11.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital and income taxes paid:	For three months ended
	March 31, 2024	March 31, 2023
Amounts receivable	$14.0	($11.6)
Inventory	18.3	(13.7)
Prepaid expenses	(1.7)	3.0
Accounts payable and accrued liabilities	(11.3)	(8.5)
Cash taxes paid	(45.3)	(2.1)
	($26.0)	($32.9)

Other items:	For three months ended
	March 31, 2024	March 31, 2023
Unrealized loss on non-hedged derivatives	$1.5	$1.7
Employee share purchase plan contributions	1.1	0.9
Reclamation activities	(2.2)	(0.2)
Credit facility standby fees	(0.5)	(0.5)
Distribution of share-based compensation	(5.7)	(6.0)
Fair value adjustment for Milestone payments (note 9)	—	(0.6)
Interest received	2.8	1.0
Loss on disposal of assets	1.5	—
Reduction of obligation to renounce flow-through exploration expenditures	—	(0.4)
Other items	(0.1)	0.2
	($1.6)	($3.9)

13	Alamos Gold Inc.

Q1 2024 FINANCIAL REPORT

12.	SEGMENTED INFORMATION
Operating results of operating segments are reviewed by the Company’s chief operating decision maker, being the Company’s Chief Executive Officer, to make decisions about resources to be allocated to the segments and to assess their performance. The Company considers its reportable operating segments to be its operating mines and significant development projects. The Company operates in two principal geographical areas - Canada, and Mexico. The Young-Davidson and Island Gold mines operate in Canada, and the Mulatos mine operates in Sonora, Mexico. Significant information relating to the Company's reporting operating segments is as follows:
Significant information relating to the Company's reporting operating segments is as follows:

For the three months ended March 31, 2024
	Young-Davidson	Island Gold	Mulatos[1]	Corporate/other[2]	Total
Operating revenues	$82.7	$71.0	$123.9	—	$277.6
Cost of sales
Mining and processing	46.6	23.6	50.8	—	121.0
Royalties	1.3	0.7	0.6	—	2.6
Amortization	17.5	9.1	23.4	—	50.0
	65.4	33.4	74.8	—	173.6
Expenses
Exploration	0.5	0.7	3.3	0.3	4.8
Corporate and administrative	—	—	—	7.9	7.9
Share-based compensation	—	—	—	9.9	9.9
Earnings (loss) from operations	$16.8	$36.9	$45.8	($18.1)	$81.4
Finance expense					(0.1)
Foreign exchange loss					(0.9)
Other loss					(4.8)
Earnings before income taxes					$75.6

14	Alamos Gold Inc.

Q1 2024 FINANCIAL REPORT

For the three months ended March 31, 2023
	Young-Davidson	Island Gold	Mulatos[1]	Corporate/other[2]	Total
Operating revenues	$86.3	$63.9	$101.3	—	$251.5
Cost of sales
Mining and processing	41.6	20.6	44.2	—	106.4
Royalties	1.4	0.6	0.5	—	2.5
Amortization	18.9	9.7	17.7	—	46.3
	61.9	30.9	62.4	—	155.2
Expenses
Exploration	0.4	0.4	2.3	0.4	3.5
Corporate and administrative	—	—	—	6.7	6.7
Share-based compensation	—	—	—	11.1	11.1
Earnings (loss) from operations	$24.0	$32.6	$36.6	($18.2)	$75.0
Finance expense					(1.4)
Foreign exchange loss					(0.1)
Other loss					(1.3)
Earnings before income taxes					$72.2
1. Mulatos includes the La Yaqui Grande operation.
2. Corporate and other consists of corporate balances, exploration and development projects, and mines in reclamation.

(b) Segment assets and liabilities
The following table presents assets and liabilities by segment:

	Total Assets		Total Liabilities
	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023
Young-Davidson	$1,675.9	$1,693.2	$381.5	$381.8
Island Gold	1,496.8	1,453.6	483.0	476.4
Mulatos [1]	577.8	631.5	143.5	172.7
Corporate/other [2]	261.0	222.9	47.3	46.8
Total assets and liabilities	$4,011.5	$4,001.2	$1,055.3	$1,077.7
1. Mulatos includes the La Yaqui Grande operation.
2. Corporate and other consists of corporate balances, exploration and development projects, mines in reclamation and discontinued operations.

13.	FINANCIAL INSTRUMENTS
a) Fair value measurements of financial instruments measured at fair value
The following table sets forth the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy. The Company does not have any non-recurring fair value measurements as at March 31, 2024. Levels 1 to 3 of the fair value hierarchy are defined based on the degree to which fair value inputs are observable or unobservable, as follows:
•Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the net asset or liability, either directly or indirectly; and
•Level 3 inputs are unobservable (supported by little or no market activity).

15	Alamos Gold Inc.

Q1 2024 FINANCIAL REPORT

	March 31, 2024			December 31, 2023
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets (liabilities)
Fair value through profit or loss
Esperanza Milestone Payments (note 6)	—	—	5.7	—	—	5.7
Gold options not designated as hedging instruments[1]	—	(2.3)	—	—	(0.8)	—
Share purchase warrants	—	(0.2)	—	—	(0.4)	—
Fair value through OCI
Equity securities	16.3	—	—	13.0	—	—
Currency derivatives designated as hedging instruments[1]	—	1.5	—	—	6.6	—
Fuel options designated as hedging instruments[1]	—	—	—	—	(0.2)	—
	$16.3	($1.0)	$5.7	$13.0	$5.2	$5.7
1On a gross basis, total derivatives recognized as at March 31, 2024 consist of total assets of $1.6 million included in other current assets and total liabilities of $2.4 million included in accounts payable and accrued liabilities (December 31, 2023 - total assets of $6.6 million and total liabilities of $1.0 million) (note 7).
Fair Value Methodology
The methods of measuring financial assets and liabilities have not changed during the three months ended March 31, 2024.
The fair value of option and forward contracts are determined using a market approach with reference to observable market prices for identical assets traded in an active market. These are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.
The fair value measurement of the Milestone Payments is based on unobservable inputs and are therefore classified within Level 3 of the fair value hierarchy. The determination of the fair value requires the Company to make certain estimates and judgements in relation to future events based on the current understanding of the facts and circumstances known to them. The fair value of the Milestone Payments was determined using discounted cash flows based on significant inputs and assumptions such as internally derived discount rate, an estimate of timelines to realize the payments and a success probability factor. The discount rate for the milestone payments is 14.75%. Changes to these inputs and assumptions could have a significant impact on the measurement of the financial assets.
Revolving Credit Facility
The Company has access to an undrawn credit facility (the "Facility") of $500.0 million, not including the uncommitted $100.0 million accordion feature to increase the credit facility up to $600.0 million. The Facility bears interest at a rate of Adjusted Term SOFR Rate plus 1.875% on drawn amounts and stand-by fees of 0.42% on undrawn amounts. In February 2024, the Company extended the term of the revolving credit facility by one year to February 2028, with $0.9 million of credit facility transaction fees paid during the three months ended March 31, 2024.

The Facility is secured against all of the material present and future assets, property and undertakings of the Company. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. It contains financial covenant tests that include (a) a minimum interest coverage ratio of 3.0:1.0 and (b) a maximum net leverage ratio of 3.5:1.0, both as defined in the agreement. As at March 31, 2024, the Company is in compliance with the covenants.
Derivative Instruments designated as cash flow hedges

Currency option and forward contracts and fuel option contracts
The Company enters into option and forward contracts to hedge against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. These option and forward contracts are for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, and the Company believes this is an appropriate manner of managing currency risk.
The effective portion of the changes in fair value of the hedging instrument for the three months ended March 31, 2024 recorded in accumulated other comprehensive income is:

16	Alamos Gold Inc.

Q1 2024 FINANCIAL REPORT

	Three months ended
	March 31, 2024	March 31, 2023

Balance, beginning of the period	$6.4	($1.9)
Change in value on currency instruments	(3.5)	6.4
Less: realized loss on CAD currency instruments	—	0.7
Less: realized gain on MXN currency instruments	(1.7)	(1.3)
Deferred income tax related to hedging instruments	1.3	(1.5)
	$2.5	$2.4
For the three months ended March 31, 2024, the Company did not recognize any ineffectiveness on the hedging instruments.
The open contracts, which settle on a monthly basis, are summarized as at March 31, 2024:
Canadian dollar contracts

Period Covered	Contract type	Contracts (CAD$ Millions)	Average minimum rate (USD/CAD)	Average maximum rate (USD/CAD)
2024	Collars	399.0	1.33	1.39
2024	Bought Puts	6.0	1.35	—
Mexican Peso contracts

Period Covered	Contract type	Contracts (MXN Millions)	Average minimum rate (MXN/USD)	Average maximum rate (MXN/USD)
2024	Collars	270.0	18.11	20.58
The fair value of these contracts was an asset of $1.5 million as at March 31, 2024 (December 31, 2023 - asset of $6.6 million).
The effective portion of the changes in fair value of the fuel contracts for the three months ended March 31, 2024 recorded in accumulated other comprehensive loss is:

	Three months ended
	March 31, 2024	March 31, 2023

Balance, beginning of the period	($0.1)	$0.1
Change in value on fuel contracts	0.1	(0.3)
Deferred income tax related to fuel contracts	—	0.1
	$—	($0.1)
As at March 31, 2024, the Company held contracts to protect against the risk of an increase in the price of fuel. These collars totaling 1,134,000 gallons, ensure a minimum purchase call option of $2.71 per gallon and a maximum average sold put options of $2.50 per gallon, regardless of the movement in fuel prices during 2024. The fair value of these contracts was nil at March 31, 2024 (December 31, 2023 - liability of $0.2 million).
Derivative Instruments not designated as cash flow hedges
Gold option contracts

As at March 31, 2024, the Company held option contracts to protect against the risk of a decrease in the value of the gold price on a portion of gold sales.
As at March 31, 2024, the Company held option contracts to protect against the risk of a decrease in the value of the gold price on a portion of gold sales. These option contracts totaling 59,250 ounces, ensure a minimum average realized gold price of $1,934 per ounce and a maximum average realized gold price of $2,359 per ounce, regardless of the movement in gold prices during 2024. The fair value of these contracts was a liability of $2.3 million at March 31, 2024 (December 31, 2023 - liability of $0.8 million). These options mature monthly throughout 2024.

17	Alamos Gold Inc.

Q1 2024 FINANCIAL REPORT
The Company realized a gain of nil related to the settlement of option contracts which is recorded in operating revenues for the three months ended March 31, 2024 (three months ended March 31, 2023 - realized loss of $0.1 million). The Company recorded an unrealized loss of $1.5 million for the three months ended March 31, 2024 (three months ended March 31, 2023 - unrealized loss of $1.7 million). The Company has elected to not apply hedge accounting to gold option contracts, with changes in fair value recorded in net earnings.

14.	ACQUISITION OF ARGONAUT GOLD INC
On March 27, 2024, the Company announced that it had entered into a definitive agreement (the “Agreement”) whereby Alamos will acquire all of the issued and outstanding shares of Argonaut Gold Inc. ("Argonaut") pursuant to a court approved plan of arrangement (the “Transaction”). Under the terms of the Agreement, each Argonaut common share outstanding will be exchanged for 0.0185 Alamos common shares and 1 share of SpinCo (the “Exchange Ratio”).
As part of the Transaction, Alamos will acquire Argonaut’s Magino mine, located adjacent to its Island Gold mine in Ontario, Canada. Concurrently with the Transaction, Argonaut’s assets in the United States and Mexico will be spun out to its existing shareholders as a newly created junior gold producer (“SpinCo”). SpinCo will own the Florida Canyon mine in the United States, as well as the El Castillo Complex, the La Colorada operation, and the Cerro del Gallo project, located in Mexico. The transaction is expected to close in July 2024.
On April 4, 2024, the Company announced the closing of the previously announced non-brokered private placement, pursuant to which Alamos subscribed for 174,825,175 common shares of Argonaut (the “Acquired Shares”). The Acquired Shares were acquired at a price of CAD $0.286 per share, for total gross proceeds to Argonaut of CAD $50,000,000.

18	Alamos Gold Inc.